UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                             MARK TWAIN BANCSHARES, INC.
                                 (Name of Issuer)



                    COMMON STOCK, PAR VALUE $1.25 PER SHARE
                          (Title of Class of Securities)


                                  570437 10 3
                                  (CUSIP Number)



              JON W. BILSTROM, MERCANTILE BANCORPORATION INC.,
         ONE MERCANTILE CENTER, ST. LOUIS, MISSOURI 63101, 314-425-8180
          (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications)



                                  OCTOBER 27, 1996
             (Date of Event which Requires Filing of this Statement)



         If the filing person has previously filed a statement on Sched-ule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

         Check the following box if a fee is being paid with the state-ment /x/.





                                    SCHEDULE 13D


         1.   NAME OF REPORTING PERSON
              SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Mercantile Bancorporation Inc.
              43-0951744

         2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) / /

                                                                  (b) / /

         3.   SEC USE ONLY

         4.   SOURCE OF FUNDS
              WC

         5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
              REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 / /

         6.   CITIZENSHIP OR PLACE OF ORGANIZATION
              Missouri

         NUMBER OF                          7.  SOLE VOTING POWER
           SHARES                               2,440,687<F1>
         BENEFICIALLY
           OWNED BY                         8.  SHARED VOTING POWER
            EACH                                0
          REPORTING
            PERSON                          9.  SOLE DISPOSITIVE POWER
             WITH                               2,440,687<F1>

                                            10. SHARED DISPOSITIVE POWER
                                                0


         <F1>

         The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. The shares also exclude 3,261,522 shares issu-able pursuant to the Stock Option Agreement (as defined herein). See Item 5 of this Schedule 13D.











                                  Page 2 of 9 Pages





         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,702,209<F2>

         12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                                          / /

         13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.0%. Based upon 16,384,722 shares of Common Stock outstanding at September 30, 1996, as represented by Issuer, and including 3,261,522 shares of Common Stock subject to the Option.

         14.  TYPE OF REPORTING PERSON
              HC CO

















              <F2>

              The Reporting Person disclaims beneficial ownership of these shares pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended. See Item 5 of this Schedule 13D.



















                                  Page 3 of 9 Pages





         Item 1.   Security and Issuer.

                   This Schedule 13D relates to the common stock, par value $1.25 per share ("Bancshares Common Stock"), of Mark Twain Bancshares, Inc. ("Bancshares"). The principal executive offices of Bancshares, a Missouri corporation registered under the Bank Holding Company Act of 1956, as amended, are located at 8820 Ladue Road, St. Louis, Missouri 63124.

         Item 2.   Identity and Background.

                   This Schedule 13D is filed by Mercantile Bancorporation Inc. ("MBI"), a Missouri corporation registered under the Bank Holding Company Act of 1956, as amended. MBI currently owns, directly or indirectly, all of the capital stock of Mercantile Bank National Association, 30 commercial banks located throughout Missouri, Illinois, eastern Kansas, Iowa, and Arkansas, one federal savings bank located in Davenport, Iowa, and other non-banking subsidiaries. MBI's services concentrate in four major lines of business: consumer, corporate and investment banking and trust services. MBI also operates non-banking subsidiaries which provide related financial services, including investment management, brokerage services and asset-based lending. MBI's principal executive offices are located at One Mercantile Center, St. Louis, Missouri 63101.

                   During the last five years, to the best of MBI's knowledge, neither MBI nor any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which MBI or such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

                   Each executive officer and each director of MBI is a citizen of the United States. The name, business address and present principal occupation of each executive officer and director is set forth in Exhibit 99.1 to this Schedule 13D and incorporated herein by this reference.

         Item 3.   Source and Amount of Funds or Other Consideration.

                   Pursuant to a Stock Option Agreement dated October 27, 1996 between MBI and Bancshares (the "Stock Option Agreement"), Bancshares granted MBI an irrevocable option (the "Option") to purchase, under certain circumstances and subject to certain adjustments, up to 3,261,522 authorized and unissued shares of Bancshares Common Stock, at a price of $42.375 per share payable in cash, which shares are covered by this Schedule 13D. The shares of Bancshares Common Stock subject to the Option would

                                 Page 4 of 9 Pages





         equal 19.9% of the outstanding Bancshares Common Stock before giving effect to the exercise of the Option. Under certain circumstances, Bancshares may be required or permitted to repurchase the Option granted by it or the shares of Bancshares Common Stock acquired pursuant to the exercise of the Option.

                   The Option was granted by Bancshares as a condition of and in consideration for MBI entering into the Agreement and Plan of Reorganization, dated October 27, 1996, between MBI, Ameribanc, Inc., a Missouri corporation and wholly owned subsidiary of MBI ("Merger Sub"), and Bancshares (the "Merger Agreement").

                   The exercise of the Option for the full number of shares currently covered thereby would require aggregate funds of $138,206,944.75. It is anticipated that, should the Option become exercisable and should MBI determine to exercise the Option, MBI would obtain the funds for purchase from working capital or by borrowing from parties whose identity is not yet known.

                   A copy of the Stock Option Agreement is included as
         Exhibit 2.2 to MBI's Current Report on Form 8-K dated November 6, 1996 (File No. 1-11792) (the "MBI 8-K") and is incorporated herein by reference.

                   Each of the directors and officers of Bancshares set forth in Exhibit 99.2 to this Schedule 13D, which Exhibit 99.2 is incorporated herein by this reference, has agreed with MBI to vote all of the shares of Bancshares Common Stock over which such director or officer has voting power to approve the Merger and not to sell any of such shares other than pursuant to the Merger without MBI's consent (each, a "Support Agreement"). Such directors and officers in the aggregate have voting power over approximately 14.9% of the outstanding shares of Bancshares Common Stock, based upon 16,384,722 share of Bancshares Common Stock outstanding as of September 30, 1996, as represented by Bancshares.

                   With respect to the Support Agreements, there are no funds involved. Each of the directors and officers of Bancshares listed in Exhibit 99.2 to this Schedule 13D executed a Support Agreement as a condition and inducement to MBI's willingness to enter into the Merger Agreement.

                   A copy of the form of Support Agreement executed by such directors and officers is included as Exhibit 99.3 to this
         Schedule 13D and is incorporated herein by this reference.

         Item 4.   Purpose of Transaction.

                   Simultaneously with the execution of the Support Agreements and Stock Option Agreement, MBI, Merger Sub and Bancshares entered into the Merger Agreement, pursuant to which Bancshares will merge (the "Merger") with and into Merger Sub.


                                  Page 5 of 9 Pages





                   Consummation of the Merger is subject to certain conditions, including: (i) receipt of the approval of the Merger Agreement by the shareholders of each of MBI, Merger Sub and Bancshares; (ii) receipt of the approval of the Federal Reserve Board and various other federal and state regulatory authorities;
         (iii) registration of the shares of MBI Common Stock to be issued in the Merger under the Securities Act of 1933, as amended, and all applicable state securities laws; (iv) receipt of an opinion of counsel as to the tax-free nature of certain aspects of the Merger; and (v) satisfaction of certain other conditions.
         Pursuant to the Merger Agreement, (a) the charter and bylaws, of-ficers and directors of the surviving corporation in the Merger will be the charter and bylaws, officers and directors of Merger Sub and (b) each share of Bancshares Common Stock will be converted into the right to receive 0.952 of a share of the common stock of MBI, plus cash in lieu of fractional shares.

                   The Option was granted by Bancshares as a condition of and in consideration for MBI entering into the Merger Agreement and the directors and officers of Bancshares set forth in Exhibit
         99.2 to this Schedule 13D executed the Support Agreements as a condition and inducement to MBI's willingness to enter into the Merger Agreement.

                   A copy of the Merger Agreement is included as Exhibit
         2.1 to the MBI 8-K and is incorporated herein by this reference.

                   Except as set forth herein, MBI does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional shares of Bancshares Common Stock or the disposition of shares of Bancshares Common Stock; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Bancshares or any of its subsidiaries; (iii) a sale or transfer of any material amount of assets of Bancshares or any of its subsidiaries; (iv) any change in the present board of directors or management of Bancshares, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of Bancshares; (vi) any other material change in Bancshares' business or corporate structure; (vii) any change in Bancshares' charter or bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of Bancshares by any person; (viii) causing a class of securities of Bancshares to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of Bancshares becoming eligible for termination of registration pursuant to
         Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.



                                  Page 6 of 9 Pages





         Item 5.   Interest in Securities of Issuer.

                   As a condition and inducement to MBI's entering into the Merger Agreement, each director and officer of Bancshares listed on Exhibit 99.2 to this Schedule 13D executed a Support Agreement to vote all Bancshares Common Stock beneficially owned by such director or officer in favor of the Merger and agreed to vote against, and not consent to, any alternative transaction or any action to nullify or prevent the Merger. The Support Agreements do not otherwise provide MBI with sole or shared voting power of, including the power to vote, or to direct the voting of, or dispositive power with respect to, any shares of Bancshares Common Stock, and MBI disclaims beneficial ownership of Bancshares Common Stock subject to the Support Agreements.

                   With respect to the Stock Option Agreement, although the Option does not allow MBI to purchase any shares of Bancshares Common Stock pursuant thereto unless the conditions to exercise specified in the Stock Option Agreement occur, assuming for purposes of this Item 5 that such conditions are satisfied and MBI is entitled to purchase shares of Bancshares Common Stock pursuant to the Option, MBI would be entitled to purchase 3,261,522 shares of Bancshares Common Stock, or 19.9% of the outstanding Bancshares Common Stock before giving effect to the exercise of the Option.

                   MBI does not currently have the right to acquire any shares of Bancshares Common Stock under the Option unless certain events specified in the Stock Option Agreement occur.
         Accordingly, MBI does not have sole or shared voting or dispositive power with respect to any shares of Bancshares Common Stock, and MBI disclaims beneficial ownership of Bancshares Common Stock subject to the Option until such events occur. Assuming for purposes of this Item 5 that events occurred that would enable MBI to exercise the Option and MBI exercised the Option, MBI would have sole voting power and sole dispositive power to the shares acquired pursuant to the Option, subject to Bancshares' right to repurchase such shares as set forth in the Stock Option Agreement.

                   To the best of MBI's knowledge, no executive officer or director of MBI beneficially owns any shares of Bancshares Common Stock, nor (except for the issuance of the Option) have any transactions in Bancshares Common Stock been effected during the past 60 days by MBI or, to the best knowledge of MBI, by any executive officer or director of MBI. In addition, no other person is known by MBI to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                   A copy of the Stock Option Agreement is included as
         Exhibit 2.2 to the MBI 8-K and is incorporated herein by this reference. The rights and obligations of Bancshares and MBI under

                                 Page 7 of 9 Pages





         the Stock Option Agreement are subject to all required regulatory approvals.

                   A copy of the form of Support Agreement executed by the directors and officers set forth on Exhibit 99.2 to this Schedule 13D is included as Exhibit 99.3 to this Schedule 13D and is incorporated herein by this reference.

                   A copy of the Merger Agreement is included as Exhibit
         2.1 to the MBI 8-K and is incorporated herein by this reference.

         Item 7.   Material to be Filed as Exhibits.

                   The following exhibits are filed as part of this
         Schedule 13D:

         Exhibit 2.1  --     Agreement and Plan of Reorganization, dated
                             October 27, 1996, by and between Mercantile
                             Bancorporation Inc., Ameribanc, Inc. and Mark
                             Twain Bancshares, Inc. (incorporated by
                             reference to Exhibit 2 to the MBI 8-K).

         Exhibit 2.2  --     Stock Option Agreement, dated October 27,
                             1996, by and between Mercantile Bancorporation
                             Inc. and Mark Twain Bancshares, Inc.
                             (incorporated by reference to Exhibit 99.1 to the MBI 8-K).

         Exhibit 99.1 --     Name, Business Address and Present
                             Principal Occupation of Each
                             Executive Officer and Director of
                             Mercantile Bancorporation Inc.

         Exhibit 99.2 --     Name of Each Director and Officer
                             of Mark Twain Bancshares, Inc. Executing a
                             Support Agreement.

         Exhibit 99.3 --     Form of Support Agreement.

















                                  Page 8 of 9 Pages






                                       SIGNATURE

                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  MERCANTILE BANCORPORATION INC.


                             By:  /s/ Jon W. Bilstrom
                                  Jon W. Bilstrom
                                  General Counsel and Secretary


         Dated:  November 6, 1996







































                                  Page 9 of 9 Pages





                                    EXHIBIT INDEX

                                                       Sequential
         Exhibit   Description                         Page No.

         2.1       Agreement and Plan of
                   Reorganization dated October 27,
                   1996 by and between Mercantile
                   Bancorporation Inc., Ameribanc,
                   Inc. and Mark Twain Bancshares,
                   Inc.

         2.2       Stock Option Agreement dated
                   October 27, 1996 between
                   Mercantile Bancorporation Inc.
                   and Mark Twain Bancshares, Inc.

         99.1      Name, Business Address and
                   Present Principal Occupation of
                   Each Executive Officer and
                   Director of Mercantile
                   Bancorporation Inc.

         99.2      Name of Each Director and Officer
                   of Mark Twain Bancshares, Inc.
                   Executing a Support Agreement.

         99.3      Form of Support Agreement.